Exhibit 99.1

Donald Trump Jr. Joins Mixed Martial Arts Group (MMA.INC) as Strategic Advisor

Highlights

●	Mr. Trump Jr. to serve alongside Conor McGregor, MMA.INC’s most prominent investor, as Strategic Advisor to MMA.INC
●	He brings invaluable technology and media expertise as Director of Trump Media and Technology Group, operator of Truth Social and as Co-Founder of World Liberty Financial
●	As a business, media, and global brand building powerhouse, Mr. Trump Jr. will support MMA.INC as it continues to scale up its business following new key partnerships, including with UFC Gym Group

New York, NY – SEPTEMBER 9, 2025 – Mixed Martial Arts Group Limited (NYSE American: MMA) (“MMA” or the “Company” and doing business as MMA.INC), the leading technology driven ecosystem in global combat sports, today announced the appointment of Donald Trump Jr. as Strategic Advisor to the Company.

A globally recognized public figure and a business leader, Mr. Trump Jr. will provide strategic counsel to the Company’s board and management team, with a focus on enhancing global recognition of MMA.INC and accelerating the commercialization of its combat sports platforms, technology, training programs and fan engagement infrastructure.

Mr. Trump Jr. joins the Company at a time of significant growth, working alongside Conor McGregor, MMA.INC’s most prominent investor and a global icon in combat sports. McGregor’s shareholding and active involvement in the Company underscores his long-term commitment and his belief in the opportunity for MMA.INC to transform over 640 million global mixed martial arts fans into active participants in the sport.

Donald Trump Jr. said:

“The incredible success of the UFC has proven just how powerful mixed martial arts has become, building one of the largest global fanbases in all of sport. That growth has inspired millions of people to take up martial arts training, improving citizens’ physical and mental fortitude while creating a commercial boom for the coaches, academies and small businesses serving this market. I am deeply passionate about supporting small business owners to thrive and am eager to help MMA.INC connect these businesses with fans who want to learn, train, and push themselves to be their best.”

Conor McGregor added:

“I’m absolutely delighted to welcome Donald Trump Jr. to MMA.INC. Don is a globally recognized business leader with a deep passion for martial arts and for the coaches and small business owners who are the backbone of this sport. Martial arts has been life changing for me, it’s the foundation of everything I’ve built in and out of the cage. That’s why I want every fan to not just watch, but to train and feel the power of martial arts in their own lives. With Don joining our team, I couldn’t be more excited about the future we’re building together at MMA.INC.”

Nick Langton, Founder and CEO of MMA, commented:

“We are absolutely delighted to welcome Donald Trump Jr. to MMA.INC as a Strategic Advisor. His experience in business, media, and global brand building will be invaluable as we continue to scale our vision. With Conor McGregor already playing a key role as an investor, today marks another incredible milestone in building a leadership team capable of taking MMA.INC to the highest level of capturing MMA fan attention and creating a compelling “on ramp” to drive participation growth in martial arts and combat sport.”

About Mixed Martial Arts Group Limited

Mixed Martial Arts Group Limited (MMA.Inc) is revolutionizing the combat sports industry by driving participation and engagement across fans, athletes, coaches, and gym owners. The company operates four core business units:

●	TrainAlta: A platform that transforms MMA fans into active participants through structured training programs.
●	Hype: A marketing platform helping gym owners, coaches, and athletes grow revenue from their audiences.
●	MixedMartialArts.com: The go-to resource for MMA news, fighter data, fight schedules, and the legendary Underground forum.
●	BJJLink: A leading gym management platform designed for BJJ academies, offering tools for payment processing, marketing, student engagement, and content monetization.

With over 5 million social media followers, 530,000 user profiles, 50,000 active students, 18,000 published gyms and 800 verified gyms across 16 countries, MMA continues to transform the martial arts landscape and deliver unparalleled value to its stakeholders.

For more information, visit www.mma.inc or follow us on social media:

●	Facebook: TrainAlta
●	Instagram: @TrainAlta
●	X: @AltaGlobalGroup
●	LinkedIn: MMA.inc

Forward-Looking Statements

This press release may include forward-looking statements. Any statements contained herein regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward-looking statements. The forward-looking statements included herein include or may include, but are not limited to, statements that are predictive in nature, depend upon or refer to future events or conditions, or use or contain words, terms, phrases, or expressions such as “achieve,” “forecast,” “plan,” “propose,” “strategy,” “envision,” “hope,” “will,” “continue,” “potential,” “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar words, terms, phrases, or expressions or the negative of any of these terms. Any statements contained in this press release that are not based upon historical fact are based on current expectations, estimates, projections, opinions and/or beliefs of the Company. Such statements are not facts and involve known and unknown risks, uncertainties, and other factors. Prospective investors should not rely on these statements as if they were facts. Actual revenue may vary to current sales due to factors such as participant churn, cancellations, and changes in payment schedules, membership terms or pricing changes. Any references to verified gyms, partner gyms, user profiles refer to a database profile that has been claimed or created across the MMA.inc platform, which includes TrainAlta.com, BJJ Link, Hype, MixedMartialArts.com and Steppen. Forward-looking statements involve a number of known and unknown risks and uncertainties, including, but not limited to, those discussed in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2024 filed with the SEC. Given the risks and uncertainties, readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results which may not occur as anticipated. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should carefully read the factors described in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2024 filed with the SEC to better understand the risks and uncertainties inherent in our business and industry, and any underlying forward-looking statements. Except where required by law, the Company assumes no obligation to update, withdraw or revise any forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Media Contacts

Mixed Martial Arts Group Limited

E: peter@mma.inc